

April 12, 2012

<u>Via Facsimile</u>
Kathryn Fagan
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
Suite 2902
New York, NY 10036

      Re: **Annaly Capital Management, Inc.**
             Form 10-K for Fiscal Year Ended
             December 31, 2011
             Filed February 28, 2012
             File No. 001-13447

Dear Ms. Fagan:

We have reviewed your response letter dated March 28, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.   We note your response to our prior comment 10. With respect to your repurchase agreements that are within the balances disclosed in your table on page 46, we continue to believe that it is appropriate to explain why there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end. In future filings, please provide such explanations. Please provide us an example of your proposed disclosure.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney Advisor, at 202-551-3386 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief